Exhibit 19.1

Insider Trading Policy

BACKGROUND

Superior Group of Companies, Inc., including its subsidiaries (“SGC” or the “Company”) has adopted this Insider Trading Policy (the “Policy”) for all directors, officers, employees, consultants, and advisors of SGC with respect to the trading of the Company’s securities and the securities of other publicly traded companies. The Policy also applies to certain family members, other members of a person’s household, and persons or entities controlled by a person covered by the Policy. Due to their access to confidential information on a regular basis, certain additional provisions apply to the Company’s directors, executive officers, and individuals either listed on Appendix A or informed in writing by the Company of their status as such (collectively, “Covered Persons”).

Federal and state securities laws prohibit the purchase, sale, or other trading of a company’s securities by persons who are aware of material information about that company that is not generally known by or available to the public. These laws also prohibit persons who are aware of such material nonpublic information from disclosing this information to others who may trade. Companies and their controlling persons are subject to liability if they fail to take appropriate steps to prevent insider trading by company personnel.

It is important that you understand the breadth of activities that constitute illegal insider trading and the consequences, which can be severe. Both the U.S. Securities and Exchange Commission (“SEC”) and the NASDAQ stock market investigate and are very effective at detecting insider trading. The SEC, together with the U.S. Attorneys, pursue insider trading vigorously. Cases have been successfully prosecuted against trading by employees at all levels and under a variety of circumstances, including trading through foreign accounts, by family members and friends, and trades involving only a small number of shares.

This policy is designed to prevent illegal insider trading and allegations of illegal insider trading, and to protect SGC’s reputation for integrity and ethical conduct. It is your obligation to understand and comply with this Policy. Should you have any questions regarding this Policy, please contact the Company’s General Counsel at (727) 397-9611 or SGC-Legal@superiorgroupofcompanies.com.

PENALTIES FOR NONCOMPLIANCE

Penalties for trading on or communicating material nonpublic information can be severe, both for individuals involved in such unlawful conduct and their employers and supervisors, and may include jail terms, criminal fines, civil penalties, and civil enforcement injunctions. Given the severity of the potential penalties, compliance with this Policy is mandatory.

Civil and Criminal Penalties. Potential penalties for violating insider trading laws include imprisonment for up to 20 years, criminal fines of up to $5,000,000, civil fines of up to the greater of $1,000,000 or three times the profit gained or loss avoided by the violator, and a bar from serving as an officer or director of a publicly traded company. Additionally, if the company or its officers or directors fail to take appropriate steps to prevent insider trading, they may have “controlling person” liability for a trading violation by company personnel, including civil fines equal to the greater of $1,000,000 or three times the profit gained or loss avoided by the violator and criminal fines of up to $25,000,000.

Company Sanctions. Failure to comply with this Policy may also subject you to SGC-imposed sanctions, including dismissal for cause, whether or not your failure to comply with this Policy results in violations of law.

SCOPE OF POLICY

Persons Covered. This Policy applies to all directors, officers, employees, consultants, and advisors of SGC. The same restrictions that apply to you apply to your family members who reside with you, anyone else who lives in your household, and any family members who do not live in your household but whose transactions are directed by you or are subject to your influence or control (such as parents or children who consult with you before they trade in SGC securities). This Policy also applies to any entities, such as corporations, limited liability companies, partnerships, or trusts, that you control. You are responsible for making sure that the purchase or sale of any security covered by this Policy by any such person complies with this Policy. Certain additional provisions apply only to Covered Persons.

Companies Covered. The prohibition on insider trading in this Policy is not limited to trading in SGC securities. It includes trading in the securities of other companies, such as customers, suppliers or competitors of SGC and those with which SGC may be negotiating significant transactions, including corporate collaboration, license, acquisition, investment, or sale, if you are aware of material nonpublic information about such companies that was obtained in the course of your involvement with SGC. Information that is not material to SGC nevertheless may be material to one of those other companies.

Securities and Transactions Covered. This Policy applies to all transactions (including sales, purchases, gifts, loans, pledges, hedges, contributions to a trust, or other transfers) in SGC’s securities, including common stock, options, and any other securities that SGC may issue, such as preferred stock, notes, bonds, and convertible securities, as well as to derivative securities relating to any of SGC’s securities, whether or not issued by SGC. The prohibitions under “Statement of Policy” also apply to securities of other companies if the information was obtained in the course of a person’s involvement with SGC.

STATEMENT OF POLICY

No Trading on Inside Information. You may not trade in the securities of SGC, directly or through family members or other persons or entities, if you are aware of material nonpublic information relating to the Company. Similarly, you may not trade in the securities of any other company if you are aware of material nonpublic information about that company that was obtained in the course of your involvement with SGC. For purposes of this Policy, trading in securities includes selling, purchasing, gifting, loaning, pledging, hedging, contributing to a trust, or effecting any other transfer in securities; however, this Policy does not limit SGC’s ability to grant securities as compensation or a person’s ability to receive such compensation.

No Tipping. You may not pass material nonpublic information on to others or recommend to anyone the purchase or sale of any securities described under “Securities and Transactions Covered” when you are aware of such information. This includes persons within the Company whose jobs do not require them to have that information. Passing on material nonpublic information or recommending the purchase or sale of securities when you are aware of such information is known as “tipping.” Tipping violates the securities laws and can result in the same civil and criminal penalties that apply to insider trading, even though you did not trade and did not gain any benefit from another’s trading.

No Assistance. You may not assist anyone engaged in the activities described under “No Trading on Inside Information” and “No Tipping.”

Ownership of Audit Firm Securities. No director, officer, employee, consultant, or advisor of the Company may own, beneficially or otherwise, five percent (5%) or more of the outstanding stock of the Company’s audit firm. The Company’s current audit firm is listed in the Company’s public filings with the SEC.

No Exception for Hardship. The existence of a personal financial emergency does not excuse you from compliance with this Policy. Insider trading is a violation of securities laws regardless of your personal circumstances.

ADDITIONAL RESTRICTIONS APPLYING TO COVERED PERSONS

Stock Trading Periods (“Windows”) and Windows-Related Procedures. In general, but subject to the Pre-Clearance Procedures described below, Covered Persons may freely trade the Company’s securities only when the Window is open and as long as they are not aware of material nonpublic information. Covered Persons are required to be aware of the Windows and Windows-Related Procedures.

Windows generally will be open during the following time periods, but may be closed during even these time periods and other time periods that the officers of the Company deem appropriate.

●

Annual and Quarterly Open Window Periods. The Company’s announcement of its annual and quarterly financial results almost always has the potential to have a material effect on the market for the Company’s securities. Therefore, to avoid even the appearance of trading on the basis of material nonpublic information, Covered Persons may trade in the Company’s securities during only the following periods:

■	Two (2) trading days after the filing of the annual report for the immediately preceding fiscal year through March 20;

■	Two (2) trading days after the filing of the quarterly report for the first quarter of a given year through June 20 of that year;

■	Two (2) trading days after the filing of the quarterly report for the second quarter of a given year through September 20 of that year; and

■	Two (2) trading days after the filing of the quarterly report for the third quarter of a given year through December 20 of that year.

●	Other time periods that the Company, in writing, informs are open Windows.

Closed Window Periods for Interim Earnings Releases and Event-Specific Releases. The Company may on occasion issue interim earnings guidance or other potentially material information, such as execution of an important contract or product development milestone, by means of a press release, SEC filing on Form 8-K, other SEC filing, or other means designed to achieve widespread dissemination of the information. Covered Persons should anticipate that a Window that otherwise would be open will also be closed while the Company is in the process of assembling the information to be released until the second full trading day following the release of that information.

Pre-Clearance Procedures. Covered Persons are likely to obtain material nonpublic information on a regular basis. To help prevent inadvertent violations of the securities laws and to avoid even the appearance of trading on the basis of inside information, the Company has adopted certain Pre-Clearance Procedures which are applicable to Covered Persons. Covered Persons may not engage in any transaction involving SGC’s securities (including an gift, loan, pledge, hedge, contribution to a trust, or other transfer) without first obtaining pre-clearance of the transaction from the Company’s General Counsel or, if not available, the Chief Financial Officer. A request for pre-clearance should be submitted to the General Counsel or, if not available, the Chief Financial Officer at least two business days in advance of the proposed transaction whenever possible. However, neither the General Counsel nor the Chief Financial Officer are under any obligation to approve a trade submitted for pre-clearance, and may determine to not permit the trade. The General Counsel and the Chief Financial Officer may not trade in SGC securities unless the Company’s Chief Executive Officer, Chief Financial Officer (for approvals sought by the General Counsel), General Counsel (for approvals sought by the Chief Financial Officer), Board of Directors, or the chairperson of the Audit Committee of the Company has approved the trade(s) in accordance with the procedures set forth in this Policy.

EXCEPTIONS

Certain Options Exercises. You may exercise your vested options to purchase shares of common stock of the Company for cash or the delivery of previously-owned Company stock. However, any sale of those shares is subject to the prohibition on trading in the securities under this Policy. This prohibition also applies to cashless exercises (involving a sale of a portion of the Company stock issued on exercise of the option into the public market) and sales made to cover any tax liability arising from the exercise of the options. Thus, if you choose to exercise stock options when the Window is closed or you are aware of material nonpublic information, then you must hold all of the shares of stock purchased upon such exercise until the Window is open and the inside information no longer is material or is publicly available.

Exceptions for Approved 10b5-1 Plans. SEC Rule 10b5-1 provides an affirmative defense from insider trading liability. In order to be eligible to rely on this defense, a person must enter into a Rule 10b5-1 plan for transactions in Company securities that meets the conditions and other requirements specified in Rule 10b5-1. To comply with the Policy, a Covered Person seeking to implement a Rule 10b5-1 plan must first seek approval from the Company’s General Counsel or, if not available, the Chief Financial Officer, and meet all requirements of Rule 10b5-1. (A Rule 10b5-1 plan sought to be implemented by the General Counsel or the Chief Financial Officer must be approved by the Company’s Chief Executive Officer, Chief Financial Officer (for approvals sought by the General Counsel), General Counsel (for approvals sought by the Chief Financial Officer), Board of Directors, or the chairperson of the Audit Committee of the Company.)

In general, a Rule 10b5-1 plan must:

●	be entered into during a Window and at a time when the person entering into the plan is not aware of material nonpublic information;
●

provide that no trades may occur under the plan until expiration of the applicable cooling-off period specified in Rule 10b5-1(c)(ii)(B), and no trades occur until after that time - this required cooling-off period will apply to the entry into a new Rule 10b5-1 plan and any revision or modification of a Rule 10b5-1 plan;

●

be entered into in good faith by the Covered Person, and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1, at a time when the Covered Person is not in possession of material nonpublic information about the Company; and, if the Covered Person is a director or officer, the Rule 10b5-1 plan must include representations by the Covered Person certifying to that effect;

●

give a third party the discretionary authority to execute such purchases and sales, outside the control of the Covered Person, so long as such third party does not possess any material nonpublic information about the Company; or explicitly specify the security or securities to be purchased or sold, the number of shares, and the prices and/or dates of transactions (or the methodology for determining them); and

●	be the only outstanding approved Rule 10b5-1 Plan entered into by the Covered Person (subject to the exceptions set out in Rule 10b5-1(c)(ii)(D)).

Any such Rule 10b5-1 plan must be submitted to the Company for approval at least five (5) business days prior to the entry into the Rule 10b5-1 plan. No pre-approval of transactions conducted pursuant to the Rule 10b5-1 plan will be required, and such transactions may occur outside of Windows.

DEFINITION OF MATERIAL NONPUBLIC INFORMATION

Insider trading restrictions come into play only if the information you are aware of is “material” and “nonpublic”.

Material. Materiality involves a relatively low threshold. Information generally is regarded as “material” if it has market significance, that is, if its public dissemination is likely to affect the market price of securities, or if it otherwise is information that a reasonable investor would want to know before making an investment decision.

Common examples of information that likely will be deemed to be material are:

(i)	significant changes in the Company’s prospects;

(ii)	significant write-downs in assets or increases in reserves;

(iii)	developments regarding significant litigation or government agency investigations;

(iv)	liquidity problems;

(v)	projections of future earnings or losses or other earnings guidance;

(vi)	changes in earnings estimates or unusual gains or losses in major operations;

(vii)	major changes in management;

(viii)	changes in dividends;

(ix)	extraordinary borrowings;

(x)	award or loss of a significant contract;

(xi)	changes in debt ratings;

(xii)

proposals, plans or agreements, even if preliminary in nature, involving mergers, acquisitions, divestitures, recapitalizations, strategic alliances, licensing arrangements, or purchases or sales of substantial assets;

(xiii)	offerings of securities or the establishment of a repurchase program for securities;

(xiv)	significant disputes with an affiliate or union; and

(xv)	pending statistical reports (such as, consumer price index, money supply and retail figures, or interest rate developments).

Both positive and negative information can be material. Material information is not limited to historical facts; it can include projections and forecasts. With respect to a future event, such as a merger, acquisition, or introduction of a new product, the point at which negotiations or product development are determined to be material is determined by balancing the probability that the event will occur against the magnitude of the effect the event would have on a company’s operations or stock price should it occur. Thus, information concerning an event that would have a significant effect on stock price, such as a merger, may be material even if the probability that the event will occur is relatively small. Because trading that receives scrutiny will be evaluated after the fact with the benefit of hindsight, questions concerning the materiality of particular information should be resolved in favor of materiality, and trading should be avoided.

Nonpublic. Nonpublic information is information that is not generally known by or available to the public. Information is considered to be available to the public only when it has been released broadly to the marketplace (such as by a press release or an SEC filing) and the investing public has had time to absorb the information fully. The fact that information has been disclosed to a few members of the public or a press release was issued does not alone make the information public for insider trading purposes. As a general rule, and pursuant to this Policy, information is considered nonpublic until after the second full trading day after the information is released. For example, if the Company announces financial earnings after trading begins or ends on a Monday and before trading begins on a Tuesday, the first time you can buy or sell the Company’s securities is the opening of the market on Thursday (assuming you are not aware of other material nonpublic information at that time and, if you are a Covered Person, you have received the required pre-clearance for the transaction). However, if the Company announces earnings after trading begins or ends on that Tuesday, but before trading begins on Wednesday, the first time you can buy or sell the Company’s securities is the opening of the market on Friday.

Nonpublic information may include:

(i)	information available to only a select group of individuals;

(ii)	undisclosed facts that are the subject of rumors, even if the rumors are widely circulated; and

(iii)

information that has been entrusted to the Company on a confidential basis until a public announcement of the information has been made and sufficient time has elapsed for the market to respond to the public announcement of the information.

As with questions concerning the materiality of particular information, questions concerning whether the information is nonpublic should be resolved in favor of it being nonpublic information, and trading should be avoided.

ADDITIONAL GUIDANCE

SGC considers it improper and inappropriate for those employed by or associated with the Company to engage in short-term, speculative transactions, including derivatives or hedges, in or related to the Company’s securities or in other transactions in the Company’s securities that may lead to inadvertent violations of the securities laws or this Policy. Accordingly, your trading in the Company’s securities is subject to the following additional guidance.

Short-Swing Trades/Section 16/Rule 144. If you are a member of the Board of Directors, an officer, or a 10%+ shareholder, you are subject to additional restrictions on trading under Section 16 of the Securities Exchange Act of 1934 and may be subject to severe financial penalties for “short swing” trading. “Short-swing” trading is the purchase of and subsequent sale of any Company securities of the same class during the six months following the purchase (or vice versa). In addition, you are required to file a Form 3 with the SEC upon becoming a member of the Board of Directors, an officer, or 10%+ shareholder, and a Form 4 in conjunction with each acquisition or disposition of Company equity securities. If you are a member of the Board of Directors, an officer, or another controlling person of the Company, you also may be subject to SEC Rule 144 requirements and restrictions. You should consider obtaining independent legal advice from your attorney prior to trading.

Short Sales. You may not engage in short sales of the Company’s securities, defined as sales of securities that are not then owned, including a “sale against the box,” defined as a sale with delayed delivery.

Publicly Traded Options. You may not engage in transactions in publicly traded options relating to Company securities, such as puts, calls, and other derivative securities, on an exchange or in any other organized market.

Hedging. You may not enter into hedging or monetization transactions or similar arrangements with respect to Company securities.

Standing Orders. Standing orders should be used only for a very brief period of time. Covered Persons who wish to place standing orders have to comply with the Pre-Clearance Procedures specified above. A standing order placed with a broker to sell or purchase stock at a specified price leaves you with no control over the timing of the transaction. A standing order transaction executed by the broker when you are aware of material nonpublic information may result in unlawful insider trading. However, trades in the Company’s securities that are executed pursuant to a pre-approved 10b5-1 plan are not subject to the prohibition on trading on the basis of material nonpublic information contained in this Policy or to the restrictions set forth above relating to pre-clearance procedures and Windows.

Margin Accounts and Pledges. You should exercise caution in holding the Company’s securities in a margin account or pledging the Company’s securities as collateral for a loan. Covered Persons who wish to hold securities in a margin account or pledge securities as collateral for a loan have to comply with the Pre-Clearance Procedures specified above. When securities are held in a margin account or pledged as collateral for a loan, such securities may be sold without your consent by the broker if you fail to meet a margin call or by the lender in foreclosure if you default on the loan. A margin or foreclosure sale that occurs when you are aware of material nonpublic information may, under some circumstances, result in unlawful insider trading.

POST-TERMINATION TRANSACTIONS

This Policy continues to apply to your transactions in SGC securities even after the termination of your employment with or other services to SGC as follows: if you are aware of material nonpublic information when your employment or service relationship terminates, you may not trade in SGC securities until that information has become public or no longer is material. In all other respects, the procedures set forth in this Policy will cease to apply to your transactions in SGC securities upon the expiration of any closed Window period that is applicable to your transactions at the time of your termination of employment or services.

UNAUTHORIZED DISCLOSURE

Maintaining the confidentiality of SGC’s information is essential for competitive, security, and other business reasons, as well as to comply with securities laws and the confidentiality obligations you have promised to the Company upon commencing your employment or other affiliation with the Company. You should treat all information you learn about SGC or its business plans in connection with your employment as confidential and proprietary to the Company. Inadvertent disclosure of confidential or inside information may expose SGC and you to significant risk of investigation and litigation.

The timing and nature of SGC’s disclosure of material information to outsiders is subject to legal rules, the breach of which could result in substantial liability to you, the Company, and Company management. Accordingly, it is important that responses to inquiries about SGC by the press, investment analysts, or others in the financial community be made on SGC’s behalf only through authorized individuals.

Please consult the Company Employee Handbook for more details regarding the Company’s policies on confidentiality and speaking to the media, financial analysts, investors, and others.

PERSONAL RESPONSIBILITY

You should remember that the ultimate responsibility for adhering to this Policy and avoiding improper trading rests with you. If you violate this Policy, SGC may take disciplinary action against you, including dismissal for cause.

COMPANY ASSISTANCE

Your compliance with this Policy is of the utmost importance for both you and the Company. If you have any questions about this Policy or its application to any proposed transaction, you may obtain additional guidance from the Company’s General Counsel or, if not available, the Chief Financial Officer. Each may be contacted at Superior Group of Companies, Inc., 200 Central Avenue, Suite 2000, St. Petersburg, Florida 33701 or 727-397-9611. You also should consider obtaining independent legal advice from your attorney. You should not try to resolve uncertainties on your own, as the rules relating to insider trading often are complex, are not always intuitive, and carry severe consequences.

COMPLIANCE

Every director, officer, employee, consultant, and advisor of the Company must comply with this Policy.

This Policy is dated August 4, 2023 and supersedes all previous policies of the Company concerning insider trading.

SUPERIOR GROUP OF COMPANIES, INC.

INSIDER TRADING POLICY

ACKNOWLEDGEMENT AND CERTIFICATION

I certify that:

1.	I have received, read, and understand the Superior Group of Companies, Inc. Insider Trading Policy, dated August 4, 2023 (the “Policy”);

2.

I agree to comply with all requirements of the Policy in all respects during my employment or other service relationship with Superior Group of Companies, Inc. and/or its subsidiaries, and for all applicable post-termination periods; and

3.	I understand that my failure to comply with the Policy is a basis for termination for cause of my employment or other service relationship with Superior Group of Companies, Inc. and its subsidiaries.

____________________________________________

(Signature)

____________________________________________

(Printed Name)

____________________________________________

(Date)

APPENDIX A

COVERED PERSONS

[Redacted]